March 15, 2002

BY OVERNIGHT COURIER

Mr. Anthony J. Leggio
5 Cameron Lane
Mt. Holly, New Jersey 08060

Re:
Confidential Separation Agreement and General Release

Dear Tony,

        This letter sets forth the terms and conditions of your separation of employment from Focal Financial Services, Inc. ("FFS").

        1.    Last Day of Employment.    You acknowledge that your last day of employment with FFS was March 11, 2002. We will characterize your separation of employment as a resignation.

        2.    Severance.    Although it is under no obligation to do so, FFS is prepared to provide you with severance payments consisting of an amount equal to 150% of your base biweekly salary, payable in accordance with FFS's biweekly payroll periods until the aggregate amount of $187,500 has been paid in full, subject to applicable taxes and deductions and the terms of this letter. Such payments shall commence with the regular payday next following the expiration of the Revocation Period (as defined in paragraph 20 below), provided you have not signed and revoked this letter agreement on or before the expiration of the Revocation Period. Prior to the expiration of the Revocation Period, you will continue to receive your full base biweekly salary, which payments will be credited against the $187,500 if you sign and do not revoke this letter.

        3.    Unemployment Compensation.    As a result of your separation, after September 2002 you will be eligible for unemployment compensation and FFS will not contest your claim.

        4.    COBRA and Benefits Continuation.    FFS will continue your health, dental, disability, and life insurance benefits through September 30, 2002 as if you remained an employee through such date, and it will be entitled to deduct from each biweekly payment made to you under paragraph 1 above an amount equal to the amount it would deduct on an employee's biweekly paycheck for the coverage you have elected. Thereafter, you will be entitled to exercise, at your cost (a) any COBRA extension rights to which you may be entitled under law with respect to group health coverage and (b) any conversion rights to which you may be entitled under law with respect to life insurance coverage. All other benefits provided by FFS to you shall terminate on the last day of March 2002.

        5.    No Other Payments.    FFS is under no obligation to make the payments provided to you under paragraph 2 above, and will do so only subject to your agreement to, and compliance with, the terms of this letter. Except for these payments and your accrued vacation payout, if any, you will not be entitled to any further payments by FFS with respect to salary, bonus, or other compensation matters arising from your employment with FFS.

        6.    Return of Property.    You represent that you have returned to FFS all property, files, and other material of FFS or its affiliates in your possession, including, without limitation, keys, company records and files, cell phones, and laptops. You acknowledge that FFS will not be obligated to provide any benefit to you under paragraph 2 unless and until all FFS property in your possession has been returned. You agree not to access the Company's computer systems after the date of this letter.

        7.    General Release.    (a) In consideration of the payments provided for in this letter, you voluntarily, knowingly, and willingly release and forever discharge Focal Communications Corporation, its past and present directors, officers, employees, subsidiaries, divisions, shareholders, affiliates, insurers, attorneys, and their successors (collectively referred to as the "Company") from any and all claims, charges, complaints, demands, causes of action, obligations, damages, and liabilities (including legal expenses) (referred to as "Claims"), known or unknown, that you ever had, now have, or may hereafter claim to have against the Company as of the date of this letter, arising directly or indirectly out of, or in any way connected with, based upon, or related to, your employment and its termination with the Company or otherwise, including, without limitation, any Claims, under local, state, or federal law based on:

  (i)
  claims of discrimination or harassment on the basis of race, age, religion, sex, sexual orientation, national origin, marital status, or disability (including, without limitations, the Federal Age Discrimination in Employment Act);

  (ii)
  infliction of any tort (including, without limitation, wrongful discharge, defamation, infliction of emotional distress), and breach of fiduciary duty;

  (iii)
  state or municipal human rights or similar laws;

  (iv)
  breach of contract, whether actual or implied, written or oral, or promissory estoppel;

  (v)
  any violation of any pension or welfare plans or any other benefit plan or arrangement (including, without limitation, any claims under the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); and

  (vi)
  claims under any federal or state wage and hour laws as based on any of the Company's employment practices.

This release constitutes a general release of all your claims against the Company, if any.

        (b) You further represent that you have not, at any time up to and including the date on which you signed this letter, commenced, and will not, to the full extent permitted by law, commence or in any manner contribute to or participate in any action or proceeding, or file, contribute to, or participate in any charge or complaint, of any nature arising out of the matters released by paragraph 7(a), and you irrevocably waive any right to any monetary or equitable relief in any proceeding that may relate to the matters released by paragraph 7(a).

        (c) If you breach this letter, you will be required to return as liquidated damages an amount equal to 75% of the net cash amount of the payments you that you have then received under paragraph 2 of this letter, and the Company will have no further obligation to continue to make payments to you under this letter.

        8.    Confidentiality.    You agree to keep the existence and terms of this letter confidential, except that you may disclose it to members of your immediate family, legal counsel, or tax adviser, provided they agree to maintain the existence and terms of this letter as confidential.

        9.    Noncompete; Nonsolicitation; Confidentiality.    (a) You acknowledge that during the course of your employment with the Company you had access to and became familiar with sensitive, highly confidential, unique, and valuable information and trade secrets of the Company, and that the disclosure to or use by a competitor of such information would cause the Company material and irreparable harm. You represent that the restrictions contained in this paragraph 9 are fair and reasonable with respect to duration, geographic area, and scope, and acknowledge that your commitments under this paragraph 9 constitute a material inducement to FFS to enter into this letter.

        (b) Through September 30, 2002, you covenant that you shall not, without the prior written consent of FFS, engage in any Competitive Activity. The term "Competitive Activity" means your participation, directly or indirectly, either for yourself or for any other individual, corporation, partnership, joint venture or other entity, in any business division, group, or franchise (or if there are no divisions, any business) where such division, group or franchise (or business, if applicable) engages or proposes to engage in any business conducted by the Company or proposed to be conducted pursuant to a business plan of the Company (including, but not limited to, the sale or distribution of local switched dialtone telecommunications services) in any Metropolitan Statistical Area in which the Company conducts such business or proposes to conduct such business pursuant to such a business plan. For purposes of this letter, the term "participate in" shall include, without limitation, having any direct or indirect interest in any corporation, partnership, joint venture or other entity, whether as a sole proprietor, owner, stockholder, partner, joint venturer, creditor or otherwise, or rendering any direct or indirect service or assistance to any individual, corporation, partnership, joint venture and other business entity (whether as a director, officer, manager, supervisor, employee, agent, consultant or otherwise), other than ownership of up to $1 million in value of the outstanding stock of any class which is publicly traded.

        (c) You covenant that you will not, without the prior written consent of FFS, at any time disclose to any person not employed by the Company, or use in connection with engaging in competition with the Company, any confidential or proprietary information of the Company. For purposes of this letter, the term "confidential or proprietary information" includes all information of any nature and in any form that is owned by the Company that is not publicly available (other than by your breach of this paragraph 9(c)) or generally known to persons engaged in businesses similar or related to those of the Company. Confidential or proprietary information will include, without limitation, the Company's financial matters, customers, employees, industry contracts, strategic business plans, product development (or other proprietary product data), marketing plans, and all other secrets and all other information of a confidential or proprietary nature. The foregoing obligations imposed by this paragraph 5(c) will not apply (i) if such confidential or proprietary information will have become, through no fault of yours, generally known to the public or (ii) if you are required by law to make disclosure (after giving the Company notice and an opportunity to contest such requirement).

        (d) You covenant that you will not, through March 31, 2003, without the prior written consent of the Company, directly or indirectly, on behalf of yourself or on behalf of any person, firm, or company, (i) hire (as an employee or consultant) any person who was an employee of the Company during your employment with the Company or thereafter or (ii) attempt to influence, persuade, or induce, or assist any other person in so persuading or inducing, any person or entity to give up, or to not commence, employment or a business relationship with the Company.

        (e) The provisions of this paragraph 9 are in addition to (and do not supersede), and do not limit or affect the enforceability of, any noncompetition, nonsolicitation, or confidentiality provisions of any other agreement(s) that you may have with the Company.

        (f) Upon your request, the Company will agree to permit you to work for AT&T Global Services Division ("ATTGS") provided (i) such employment would not involve the sale of local telephone service or the management thereof and (ii) the Company receives reasonable assurances from ATTGS satisfactory to the Company in its discretion that ATTGS understands the restrictions imposed on you by this paragraph 9 and that it will neither (1) encourage nor permit you to use the Company's confidential information in your position with ATTGS nor (2) encourage nor permit you to violate paragraph 9(d) of this letter.

        10.    No Disparagement.    You agree not to negatively comment on, disparage, or call into question the business, operations, or conduct of the Company or its past or present directors, officers, or agents.

        11.    Enforcement.    Any promise or covenant included in this letter, except for the general release, that is found by a court to be unreasonably broad in any respect shall be modified and enforced to the extent reasonable. If a court refuses, however, to enforce a promise or covenant either as drafted or modified, then the unenforceable promise or covenant will be disregarded, except for the general release, and all of the remaining parts of this letter may still be enforced by either party.

        12.    Waiver.    Any waiver, express or implied, by either party of any breach of this agreement shall not be considered a waiver of a subsequent breach.

        13.    No Admission.    This agreement is the compromise of actual or possible claims and nothing herein, nor any payment made pursuant to this agreement, shall constitute, or be construed as, an admission of any charge or allegation or concession of liability, which is expressly denied. Neither this agreement nor any payment made under this agreement is admissible in evidence against the Company for any purpose, except for seeking its enforcement.

        14.    Duty to Assist.    For 60 days after the date of this letter, you agree to provide reasonable assistance to the Company for the transition of matters on which you were working or for which you are responsible and will, for that purpose, be available for required assistance. For such 60-day period and thereafter, you will also assist the Company with any litigation in which it is, or may become, a party.

        15.    Entire Agreement.    This letter constitutes the entire agreement between you and the Company and may not be altered or modified other than in a writing signed by you and the Company. No promise, inducement, or agreement not expressed herein has been made to you in connection with this letter, and this letter supersedes all prior arrangements, commitments, or obligations between you and the Company, except your noncompetition, confidentiality, and nonsolicitation covenants (if any) contained in the agreement you signed upon your commencement of employment will continue.

        16.    Attorneys' Fees.    If you bring an action or other proceeding against a released party concerning a matter that is covered by the release contained in this letter, then the released party shall be entitled to an award of reasonable attorneys' fees to the extent the released party is a prevailing party in enforcing the release.

        17.    Counterpart Originals.    This letter may be executed in counterparts, both of which shall be construed as one document.

        18.    Acknowledgement.    YOU ACKNOWLEDGE THAT THE MONEY YOU WILL RECEIVE IN EXCHANGE FOR THIS GENERAL RELEASE IS FULL AND FAIR PAYMENT FOR THE RELEASE OF YOUR CLAIMS. YOU HAVE REVIEWED AND UNDERSTAND THE TERMS OF THIS AGREEMENT, AND YOU CONFIRM THAT YOU HAVE HAD THE OPPORTUNITY TO CONFER WITH ADVISERS OF YOUR OWN CHOOSING WITH RESPECT TO THIS AGREEMENT. YOU ACKNOWLEDGE THAT YOU HAVE ENTERED INTO THIS AGREEMENT FREELY AND VOLUNTARILY.

        19.    Review Period.    You have up to 45 days from the date this letter was given to you to review this letter and decide whether you would enter into this letter. To the extent that you have elected to enter into this letter prior to such time, you have done so voluntarily, and have knowingly waived such 45-day review period. You should consult with an attorney prior to entering into this letter.

        20.    Revocation Period.    You may revoke this letter at any time within seven calendar days after its execution (the "Revocation Period"), by delivery of a written notice of revocation (the "Revocation Notice") prior to 5:00 p.m. Chicago time on the last day comprising the Revocation Period to Lewis Shender, Focal Financial Services, Inc., 200 North LaSalle Street, Suite 1100, Chicago, IL 60601. This agreement shall be become irrevocable automatically upon the expiration of the Revocation Period if you do not revoke it in such manner. This letter shall not become effective, and no payments shall be due to you under this agreement, until such time as it is received by FFS signed by you and the Revocation Period has expired without any revocation by you of this agreement.

        If the above sets forth our agreement as you understand it and consent to it, please so signify by executing the enclosed copy of this letter and returning it to me.

Very truly yours,
FOCAL FINANCIAL SERVICES, INC.
John R. Barnicle, President and COO

Agreed to and accepted:

Date:	, 2002